Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61
Facsimile (61
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Facsimile 8232 4227
232 3666 Facsimile 8232 3019
3232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

05010256

SUPPL

MACQUARIE
BANK

29 July 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b). This mailing includes documents relating to the Bank's 2005 Annual General Meeting which was held on Thursday 28 July 2005.

Yours sincerely

Dennis Leong
Company Secretary

dlw 8/9

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232 3202
Facsimile:
(02) 8232 4330

Email Address
dennis.leong@macquarie.com

Please telephone
Joshua Wyner on
02 8232 3202
if complete transmission
not received.

Company Secretarial

MACQUARIE BANK

Attention	Company Announcements Office	**Date**	28 July 2005
Company	Australian Stock Exchange		
		Pages	2 (incl. this page)
From	Dennis Leong	**Priority**	Routine

ASX Release

Macquarie Bank Limited – All Resolutions Passed at 2005 Annual General Meeting

Please be advised that all nine motions (agenda items two to ten) in the 2005 Notice of Annual General Meeting were passed by the requisite majorities on a show of hands at today's Annual General Meeting.

A summary of the voting specified in proxy appointments for the resolutions is attached.

Yours faithfully

Dennis Leong
Company Secretary

ATTACHMENT

CRS/COMPUTERSHARE INVESTOR SERVICES PTY LTD *** Proxy Summary By Resolutions - Votes ***
MACQUARIE BANK LIMITED/MBL A.C.N. 008 583 542

Annual General Meeting on : 28/07/2005

Res	For	Against	Open-Usable	Open-Conditional	Open-Unusable	Abstain	No Instruction	Excluded
** TOTALS FOR VALID PROXIES **								
2	113,166,146	699,056	3,623,465	0	0	604,778	42,164,044	0
3	113,510,358	702,159	3,631,329	0	0	249,599	42,164,044	0
4	112,788,196	1,662,826	3,689,667	0	0	248,756	41,868,044	0
5	111,326,115	1,490,373	2,084,598	237,890	978,551	1,028,134	42,164,044	947,784
6	109,843,906	760,427	1,257,903	237,166	749,173	2,228,655	42,164,044	3,016,215
7	104,047,547	9,594,776	2,097,125	244,066	1,001,322	621,513	41,703,356	947,784
8	104,086,872	9,558,029	2,097,125	244,066	1,002,590	617,657	41,703,366	947,784
9	104,010,082	9,631,772	2,095,425	244,066	1,002,590	619,819	41,705,951	947,784
10	103,615,536	10,031,322	2,090,075	244,066	1,005,292	620,048	41,703,366	947,784

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	16,332
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	2,999 @ $28.74 each 6,665 @ $30.51 each 6,668 @ $34.71 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A - shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16,332 on 28/07/05

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
226,944,632	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,540,806	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 28 July 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent
Date of last notice	3 June 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	MBL shares held by Australian Executor Trustees Limited, a company which acts as a trustee for Helen Nugent's superannuation fund.
Date of change	15 June 2005
No. of securities held prior to change	MBL shares: • 6,673 shares held directly by Helen Nugent (of which 3,945 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan); and • 1,870 shares held by Australian Executor Trustees Limited
Class	MBL fully paid ordinary shares
Number acquired	551 MBL shares
Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$60.2596 per MBL share
No. of securities held after change	MBL shares: • 7,224 shares held directly by Helen Nugent (of which 4,496 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan); and • 1,870 shares held by Australian Executor Trustees Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired on-market pursuant to Macquarie Bank Non-Executive Director Share Acquisition Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

21 July 2005

G:\CAG\COS\DLEONG\BRD\ASX notices\nugent\hmn15072005.doc

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	55,355
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	36,750 @ $23.94 each 2,000 @ $30.51 each 2,000 @ $34.71 each 3,000 @ $36.36 each 11,605 @ $51.27 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	43,750 shares were issued on exercise of employee options. 11,605 shares were issued under the Dividend Reinvestment Plan for the ordinary final and special dividend paid on 1 July 2005 which were not included in the previous advice regarding the Dividend Reinvestment Plan shares of 4 July 2005.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11,605 on 01/07/05 43,750 on 21/07/05

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	226,832,114	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,656,335	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a dstribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 July 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter M Kirby
Date of last notice	27 April 2005 but 16 December 2004 re: Macquarie Bank Limited ("MBL") shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15 July 2005
No. of securities held prior to change	5,360 MBL shares (of which 4,360 were acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan).
Class	MBL fully paid ordinary shares
Number acquired	1,390 MBL shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$60.2596 per share

G:\CAG\COS\DLEONG\BRD\ASX notices\KIRBY\pmk15072005.doc

+ See chapter 19 for defined terms.

No. of securities held after change	6,750 MBL shares (of which 5,750 were acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan).
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Units acquired on-market pursuant to Macquarie Bank Non-Executive Director Share Acquisition Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

22 July 2005

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,601
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,601 @ $29.96 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A - shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1,601 on 22/7/05

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	226,833,715	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,654,734	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 July 2005
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

22 July 2005

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

MACQUARIE
BANK

Dear Sir/Madam

Correction to previously lodged Appendix 3Y

On 21 July 2005 a change of Director's Interest Notice was released to the market informing of Helen Nugent's acquisition of 551 Macquarie Bank Limited fully paid ordinary shares under the Macquarie Bank Non-Executive Director Share Acquisition Plan.

The date of change was recorded as 15 June 2005 on the Notice.

The date of the change should have read 15 July 2005.

Yours Sincerely,

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	23,956
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	2,014 @ $28.74 each 14,731 @ $30.51 each 1,377 @ $34.60 each 5,834 @ $34.71 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A - shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23,956 on 25/7/05

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	226,857,671	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,627,000	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25 July 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	56,430
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	16,997 @ $28.74 each 19,599 @ $30.51 each 19,834 @ $34.71 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A - shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	56,430 on 26/7/05

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
226,914,101	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,570,570	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 26 July 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	14,199
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	5,031 @ $28.74 each 9,168 @ $34.71 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A - shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14,199 on 27/07/05

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	226,928,300	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,557,138	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 July 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3040
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX release

MACQUARIE BANK

MACQUARIE ACQUIRES NINE RETAIL MALLS IN CHINA

27 July 2005

A company indirectly owned by Macquarie Bank Limited and a syndicate of institutional investors have purchased a portfolio of nine retail malls in the People's Republic of China from a significant local property owner. The properties are located in major shopping precincts and are underpinned by long term leases to a strong mix of tenants.

The Macquarie Group has contributed approximately $US38 million of senior debt and $US55 million of equity, representing approximately 24 per cent of equity raised. Macquarie will investigate a number of options for its interests in the properties including the possible partial transfer into a Macquarie managed fund within 18 months.

The transaction has no material impact on the Bank's capital ratios.

For further information please contact

Lotte Pang, Macquarie Group Public Relations	+852 2823 3591
Matthew Russell, Macquarie Bank Public Relations	+612 8232 4102
Erica Sibree, Macquarie Bank Investor Relations	+612 8232 5008

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX/Media Release

MACQUARIE BANK

MACQUARIE BANK SAYS FIRST QUARTER PROFIT WELL UP - INTERNATIONAL INCOME 44 PER CENT OF FIRST QUARTER INCOME

28 July 2005 – Macquarie Bank Managing Director and Chief Executive Officer Allan Moss today said the Bank's first quarter profit for the three months ended June 30 2005 was well up on the corresponding period in 2004.

Speaking ahead of the Bank's 2005 Annual General Meeting at the Westin Hotel in Sydney, Mr Moss said the Bank was on track to repeat its full year 2005 result for the year ending March 31 2006, subject to market conditions and excluding both the profit realisation in 2005 from the formation of the Macquarie Goodman Group and the impact of International Financial Reporting Standards (IFRS).

Mr Moss commented that repeating the Bank's profit for the full year ended March 31 2005 would be a good outcome because last year's second half result benefited from very large performance fees. He also went on to say that there was possible upside in the full year 2006 result from specialist fund initiatives and asset realisations.

"During the first quarter, the Bank experienced a continuation of generally good market conditions, with the contribution from all Groups up on the prior corresponding period," Mr Moss said. "Assets under management rose six per cent to $94 billion and performance fees were a major driver during the three month period."

"International income was 44 per cent of total income for the first quarter," he said.

Mr Moss noted that in the last 15 months the Bank had raised $16.6 billion for specialist funds, and a majority of the assets in the specialist funds business were now outside Australia.

Speaking specifically on the Bank's operating Groups for the first quarter, Mr Moss commented:

Investment Banking Group was up very strongly on the prior corresponding period. This was primarily driven by performance fees and specialist fund listings. All offshore locations traded well, with Asia ahead of expectations.

Treasury and Commodities Group was up strongly on the prior corresponding period with strong international income. Some US oil and gas mezzanine financing positions were looking valuable.

Equity Markets Group was up very strongly on the prior corresponding period with contributions from Asia and Europe up strongly.

Banking and Property Group was up on the prior corresponding period on increased volumes from mortgages and margin lending.

Financial Services Group was up on the prior corresponding period, with broad growth in volumes and market share.

Funds Management Group was up on the prior corresponding period.

Market conditions in the first quarter

- Australian and Asian secondary equity markets and equity derivatives activity remained strong, in most cases ahead of the prior corresponding period. Australian retail broking volumes were up on the prior corresponding period but down on the prior quarter. There were fewer IPOs and underwritings than the same period last year
- M&A activity was down
- Foreign exchange and commodity markets remained volatile with good volumes
- In Australia, non-residential property remained strong in most sectors, although there was continued weakening in the residential sector, particularly in the investment market
- Lending margins were relatively stable
- Credit quality remained good
- Corporate confidence remained satisfactory

Highlights for the first quarter include:

Asia

- The establishment of a joint venture with Thailand's TMB to undertake stockbroking and investment banking.
- The successful Initial Public Offering (IPO) on the Singapore Stock Exchange of the $S800 million Macquarie International Infrastructure Fund
- Acquisitions in Korea of the digital cable operator CJ Cablenet, the Incheon Grand Bridge Project and a 50 per cent interest in Korean Independent Energy Corporation.

Europe and the Middle East

- Joint ventures in the United Arab Emirates between the Abu Dhabi Commercial Bank and Macquarie's Treasury and Commodities and Investment Banking Groups.

The Americas

- The New York Stock Exchange-listed Macquarie Infrastructure Company acquired the airport services business, Las Vegas Executive Air Terminal.

Australia

- The $1 billion IPO of the Macquarie Capital Alliance Group (MCAG). In May 2005, MCAG led a consortium to acquire the €1.8 billion European directories business Yellow Brick Road, and in June 2005 an MCAG-led consortium acquired the business of BBC Broadcast for £166 million.
- For the six months to June 30 2005 the Bank was ranked no. 1 for Australian equity raised in Thomson Financial's Equity Capital Markets league tables.

Highlights from the Address of the Chairman, Mr David Clarke, include:

- The economic development of China and India present exciting opportunities for Australia and also for Macquarie Bank. "Our expansion in these countries will present some challenges, however we believe that the development of these two emerging markets and the opportunities that they bring will be of great regional significance," Mr Clarke said
- Macquarie has been conducting various businesses in China since 1995 and recently opened a corporate finance office in Beijing

- Macquarie and a syndicate of institutional investors yesterday announced the purchase of a portfolio of nine retail malls in China from a significant local property owner. The properties are located in major shopping precincts and are underpinned by long term leases to a strong mix of tenants. The Bank is currently investigating a number of options for its interest in the properties including the possible partial transfer to a Macquarie managed fund.
- The Bank today announced it is soon to expand its stockbroking and corporate finance presence into India. Macquarie's entry into the Indian market means that it will offer international clients access to all key Asian markets. Clients in India will have access to equity capital market distribution and expertise in sectors such as infrastructure, utilities, resources, real estate and media

Medium term outlook

Mr Moss said that over the medium term the Bank is expected to benefit from strategic initiatives which have been undertaken, and is well placed due to committed quality staff, diversification, good businesses and effective prudential controls.

"We expect continued growth in revenue and earnings across most businesses over time, subject to market conditions not deteriorating materially. We also expect continued good growth in international businesses," Mr Moss said.

Long term performance

Macquarie Bank Chairman, David Clarke, said since listing on the Australian Stock Exchange in 1996, the Bank had delivered a total shareholder return of 1,300 per cent, a better return than all the stocks in the ASX Top 50 index at that time (assuming reinvestment of all dividends and accounting for all corporate actions).

"In general, investors in Macquarie's specialist infrastructure and property funds have also enjoyed strong returns. Our listed funds, both in Australia and internationally, have delivered total shareholder returns of more than 450 per cent since December 1995. This is well in excess of the returns achieved by both the All Ordinaries Accumulation index and the Morgan Stanley Capital International (MSCI) world accumulation index."

For further information, please contact:

Erica Sibree, Investor Relations, Macquarie Bank Limited 612 8232 5008
Matthew Russell, Public Relations, Macquarie Bank Limited 612 8232 4102

Australian Securities & Investments Commission

020917146

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: MACQUARIE BANK LIMITED

ACN/ABN: 008 583 542

Corporate key:

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: DOMINIC TAN

ASIC registered agent number (if applicable): 17290

Telephone number: (02) 8232 6053

Postal address: LEVEL 15, NO. 1 MARTIN PLACE, SYDNEY NSW 2000

Total number of pages including this cover sheet: 7

Please provide an estimate of the time taken to complete this form. hrs mins

IPC
24 JUN 2005

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: Angela Blair

Capacity
- [ ] Director
- [x] Company secretary

Signature: [signature]

Date signed: 03/03/05 [D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 Cancellation of shares	C2 Issue of shares	C3 Change to share structure table	C4 Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — S.254J
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — S.256A - S.256E
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back — ss.257H(3)
- [ ] Minimum holding buy-back by listed company
- [ ] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — S.258D

Shares returned to a public company — ss.258E(2) & (3)
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
	SEE ANNEXURE A		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

23/02/05

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ No

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☑ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Total number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level or PO Box number

Street number and Street name

Suburb/City State/Territory

Postcode Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Total number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

Annexure A

Macquarie Bank Limited

ACN 008 583 542

This is the annexure of 1 (one) page marked A referred to in the Form 484 Section C - Change to Company Details signed by me and dated 3 March 2005

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	1,666	$22.76	$Nil
ORD	202,676	$23.94	$Nil
ORD	5,000	$24.29	$Nil
ORD	4,168	$24.36	$Nil
ORD	10,833	$25.15	$Nil
ORD	5,000	$27.71	$Nil
ORD	1,668	$28.00	$Nil
ORD	1,249	$28.74	$Nil
ORD	89,577	$30.51	$Nil
ORD	464	$34.60	$Nil
ORD	94,618	$34.71	$Nil
ORD	7,498	$36.34	$Nil

Total shares issued 424,417

Date		Price/share	Fully paid ordinary shares
28/02/2005	Wayne Nicholls	$22.76	1,666
			1,666
23/02/2005	John Nelson	$23.94	12,500
24/02/2005	Dominic Meagher	$23.94	7,500
24/02/2005	Murray Hewitt	$23.94	5,000
25/02/2005	Carmel Ferguson	$23.94	1,668
25/02/2005	Dale McKay	$23.94	5,000
25/02/2005	Rachel Stock	$23.94	5,000
25/02/2005	Stephen Mentzines	$23.94	5,000
25/02/2005	Philip Richards	$23.94	2,500
25/02/2005	Gregory Loughman	$23.94	2,500
25/02/2005	Martin Dudley	$23.94	2,500
28/02/2005	David Shirlow	$23.94	2,500
28/02/2005	David Slack	$23.94	5,000
28/02/2005	James Miller	$23.94	10,000
28/02/2005	Andrew Sims	$23.94	5,000
28/02/2005	Gregory Dring	$23.94	10,000
28/02/2005	Craig Shapiro	$23.94	1,334
28/02/2005	Charles Wheeler	$23.94	30,000
28/02/2005	William Marynissen	$23.94	9,170
28/02/2005	Stuart Moran	$23.94	5,000
28/02/2005	Oliver Yates	$23.94	33,750
28/02/2005	Christopher Bond	$23.94	1,668
28/02/2005	Stephen Wood	$23.94	25,000
28/02/2005	Steven Salamon	$23.94	1,668
28/02/2005	Greg Mackay	$23.94	8,418
28/02/2005	Andrew McWhinnie	$23.94	5,000
			202,676
28/02/2005	Mark Cotton	$24.29	5,000
			5,000
25/02/2005	Michael Lilley	$24.36	4,168
			4,168
28/02/2005	Laidlaw Investments Pty Ltd (Roy Laidlaw)	$25.15	10,833
			10,833
25/02/2005	John Brakey	$27.71	5,000
			5,000
23/02/2005	Ord Minnett Limited	$28.00	1,668
			1,668
28/02/2005	Ord Minnett Limited	$28.74	1,249
			1,249
23/02/2005	Noel Lord	$30.51	1,166
23/02/2005	Ord Minnett Limited	$30.51	66
24/02/2005	Dominic Meagher	$30.51	1,400

24/02/2005	Graham Crocker	$30.51	333
24/02/2005	Gillfamily Pty Limited (Tony Gill)	$30.51	13,333
25/02/2005	Paul Robertson	$30.51	11,666
25/02/2005	Carmel Ferguson	$30.51	3,333
25/02/2005	Paula Lane	$30.51	1,666
25/02/2005	John Brakey	$30.51	833
25/02/2005	Stephen Mentzines	$30.51	5,633
25/02/2005	Michael Lilley	$30.51	1,200
28/02/2005	David Shirlow	$30.51	1,333
28/02/2005	Fergus Walshe	$30.51	1,666
28/02/2005	Thompson McKeon Pty Ltd (Simon McKeon)	$30.51	5,456
28/02/2005	Julie De Lucia	$30.51	233
28/02/2005	Craig Shapiro	$30.51	6,666
28/02/2005	Charles Wheeler	$30.51	7,830
28/02/2005	Julie Milton	$30.51	1,666
28/02/2005	Ian Miller	$30.51	2,500
28/02/2005	Peter Lucas	$30.51	6,366
28/02/2005	Christopher Bond	$30.51	2,500
28/02/2005	Susan Gray	$30.51	733
28/02/2005	Kathleen McGuire	$30.51	333
28/02/2005	Yi-Ding Hu	$30.51	1,500
28/02/2005	Greg Mackay	$30.51	1,666
28/02/2005	Ben Bruck	$30.51	6,000
28/02/2005	Mark Cotton	$30.51	2,500
			89,577
23/02/2005	Ord Minnett Limited	$34.60	464
			464
23/02/2005	Noel Lord	$34.71	1,666
24/02/2005	Dominic Meagher	$34.71	3,500
24/02/2005	Graham Crocker	$34.71	1,666
24/02/2005	Ord Minnett Limited	$34.71	1,666
25/02/2005	Stephen Mentzines	$34.71	2,666
25/02/2005	Michael Lilley	$34.71	666
28/02/2005	David Shirlow	$34.71	1,332
28/02/2005	Julie Milton	$34.71	3,332
28/02/2005	Ian Miller	$34.71	2,000
28/02/2005	Peter Lucas	$34.71	13,332
28/02/2005	James McLay	$34.71	6,666
28/02/2005	Steven Salamon	$34.71	666
28/02/2005	Susan Gray	$34.71	796
28/02/2005	Greg Mackay	$34.71	53,332
28/02/2005	Mark Cotton	$34.71	1,332
			94,618
23/02/2005	Ord Minnett Limited	$36.34	4,166
25/02/2005	David Cleal	$36.34	3,332
			7,498
			424,417

28/02/2005	Wayne Nicholls	$22.76	1,666
23/02/2005	John Nelson	$23.94	12,500
24/02/2005	Dominic Meagher	$23.94	7,500
24/02/2005	Murray Hewitt	$23.94	5,000
25/02/2005	Carmel Ferguson	$23.94	1,668
25/02/2005	Dale McKay	$23.94	5,000
25/02/2005	Rachel Stock	$23.94	5,000
25/02/2005	Stephen Mentzines	$23.94	5,000
25/02/2005	Philip Richards	$23.94	2,500
25/02/2005	Gregory Loughman	$23.94	2,500
25/02/2005	Martin Dudley	$23.94	2,500
28/02/2005	David Shirlow	$23.94	2,500
28/02/2005	David Slack	$23.94	5,000
28/02/2005	James Miller	$23.94	10,000
28/02/2005	Andrew Sims	$23.94	5,000
28/02/2005	Gregory Dring	$23.94	10,000
28/02/2005	Craig Shapiro	$23.94	1,334
28/02/2005	Charles Wheeler	$23.94	30,000
28/02/2005	William Marynissen	$23.94	9,170
28/02/2005	Stuart Moran	$23.94	5,000
28/02/2005	Oliver Yates	$23.94	33,750
28/02/2005	Christopher Bond	$23.94	1,668
28/02/2005	Stephen Wood	$23.94	25,000
28/02/2005	Steven Salamon	$23.94	1,668
28/02/2005	Greg Mackay	$23.94	8,418
28/02/2005	Andrew McWhinnie	$23.94	5,000
28/02/2005	Mark Cotton	$24.29	5,000
25/02/2005	Michael Lilley	$24.36	4,168
28/02/2005	Laidlaw Investments Pty Ltd (Roy Laidlaw)	$25.15	10,833
25/02/2005	John Brakey	$27.71	5,000
23/02/2005	Ord Minnett Limited	$28.00	1,668
28/02/2005	Ord Minnett Limited	$28.74	1,249
23/02/2005	Noel Lord	$30.51	1,166
23/02/2005	Ord Minnett Limited	$30.51	66
24/02/2005	Dominic Meagher	$30.51	1,400
24/02/2005	Graham Crocker	$30.51	333
24/02/2005	Gillfamily Pty Limited (Tony Gill)	$30.51	13,333
25/02/2005	Paul Robertson	$30.51	11,666
25/02/2005	Carmel Ferguson	$30.51	3,333
25/02/2005	Paula Lane	$30.51	1,666
25/02/2005	John Brakey	$30.51	833
25/02/2005	Stephen Mentzines	$30.51	5,633
25/02/2005	Michael Lilley	$30.51	1,200
28/02/2005	David Shirlow	$30.51	1,333
28/02/2005	Fergus Walshe	$30.51	1,666
28/02/2005	Thompson McKeon Pty Ltd (Simon McKeon)	$30.51	5,456
28/02/2005	Julie De Lucia	$30.51	233
28/02/2005	Craig Shapiro	$30.51	6,666
28/02/2005	Charles Wheeler	$30.51	7,830
28/02/2005	Julie Milton	$30.51	1,666
28/02/2005	Ian Miller	$30.51	2,500
28/02/2005	Peter Lucas	$30.51	6,366
28/02/2005	Christopher Bond	$30.51	2,500
28/02/2005	Susan Gray	$30.51	733
28/02/2005	Kathleen McGuire	$30.51	333
28/02/2005	Yi-Ding Hu	$30.51	1,500

28/02/2005	Greg Mackay	$30.51	1,666
28/02/2005	Ben Bruck	$30.51	6,000
28/02/2005	Mark Cotton	$30.51	2,500
23/02/2005	Ord Minnett Limited	$34.60	464
23/02/2005	Noel Lord	$34.71	1,666
24/02/2005	Dominic Meagher	$34.71	3,500
24/02/2005	Graham Crocker	$34.71	1,666
24/02/2005	Ord Minnett Limited	$34.71	1,666
25/02/2005	Stephen Mentzines	$34.71	2,666
25/02/2005	Michael Lilley	$34.71	666
28/02/2005	David Shirlow	$34.71	1,332
28/02/2005	Julie Milton	$34.71	3,332
28/02/2005	Ian Miller	$34.71	2,000
28/02/2005	Peter Lucas	$34.71	13,332
28/02/2005	James McLay	$34.71	6,666
28/02/2005	Steven Salamon	$34.71	666
28/02/2005	Susan Gray	$34.71	796
28/02/2005	Greg Mackay	$34.71	53,332
28/02/2005	Mark Cotton	$34.71	1,332
23/02/2005	Ord Minnett Limited	$36.34	4,166
25/02/2005	David Cleal	$36.34	3,332
			424,417

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

Macquarie Bank Limited 2005 Annual General Meeting

28 July 2005

Macquarie Bank Limited 2005 Annual General Meeting

28 July 2005

David Clarke
Executive Chairman

EPS growth

→ Up 61% to 375 cents

→ Up 202% over 5 years



cents
400
350
300
250
200
150
100
50
0
41c EPS attributable to gain on formation of Macquarie Goodman Group
124c
139c
133c
165c
233c
375c
2000
2001
2002
2003
2004
2005

Year ended 31 March

Dividend growth

→ Up 65% to 201 cents



cents
250
200
150
100
50
0
40c special dividend attributable to gain on formation of Macquarie Goodman Group
122c
201c
2000
2001
2002
2003
2004
2005

Year ended 31 March

Key drivers of year to March 2005

- → Successful bidder in a larger number of investment banking and fund related transactions
- → *Effective diversification of product range in equity derivatives* business
- → Excellent year for institutional stockbroking in Australian and Asian stocks
- → Broad growth in treasury and commodities businesses
- → Favourable markets for retail financial services with continuing focus on cost management

Our success has been sustained

37 year history of profit


Net Profit After Tax
$m
900
800
700
600
500
400
300
200
100
0
Gain on formation of MGQ
$m
3
2
1
0
69
71
73
75
77
79
69
75
81
87
93
99
'05



Key philosophies

- → Strong goals and values
- → Encouraging an entrepreneurial environment
- → Philosophy of freedom with boundaries
- → Strong risk management
- → Remuneration systems
  - → Recognise success
  - → Encourage long-term commitment
  - → Aligned with shareholder interests
- → Focus on delivering special value for clients

13



Risk management is the top priority for all managers



Board & management focus
Strong risk management processes & transparent management reporting
Conservative capital policy
Diversified earnings
Business expertise

14

Profit growth significantly exceeds growth in employment expenses



Year on year growth
(%)
70
60
50
40
30
20
10
0
Profit
Total employment costs

Year ended 31 March 2005

Our staff - helping their communities

Volunteer Team of the Year:
Big Buddy reading program, Sydney

Anna Mitsios and other Macquarie staff read one-on-one to children





Total shareholder return over 1300% since listing



Index
1500
1350
1200
1050
900
750
600
450
300
150
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Macquarie Bank
All Ordinaries Accumulation Index

As at 22 July 2005, indexed at 29 July 1996. Note All Ordinaries Index is S&P/ASX 500 from 31/3/2000, All Ordinaries prior to this (indexed to 100 on 31 December 1995)



Listed specialist funds have outperformed



Index
600
500
400
300
200
100
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Macquarie Specialist Funds
All Ordinaries Accumulation Index
MSCI World ($)

Macquarie specialist funds Includes Macquarie Airports, Macquarie Communications Infrastructure Group, Macquarie Infrastructure Group, Macquarie CountryWide Trust, Macquarie Goodman Industrial Trust, Macquarie Leisure Trust, Macquarie Office Trust , Macquarie ProLogis Trust, Southern Cross FLIERS, Macquarie DDR Trust, Diversified Utility & Energy Trusts, Macquarie Private Capital Group, Macquarie Capital Alliance Group, Macquarie Power Income Fund, Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund, Macquarie Infrastructure Company Trust, Macquarie Central Office Corporate Restructuring REIT and Macquarie International Infrastructure Fund.

As at 22 July 2005, indexed at 31 December 1995

Macquarie Bank Limited 2005 Annual General Meeting

28 July 2005

Allan Moss
Managing Director & Chief Executive Officer

Profit growth

→ Up 67%* to $823m



$m
900
800
700
600
500
400
300
200
100
0
$91m gain on formation of Macquarie Goodman Group
$823m
$494m
2000
2001
2002
2003
2004
2005

* Including gain realised on formation of MGQ. Year ended 31 March

Major strategic achievements – Asia

- **Macquarie Securities Asia (ING)** – already profitable and growing
- **Asia-wide investment banking capability** – completed $US530m SM Investments Corporation IPO, largest raising in Philippines' history
- **Malaysian stock broking licence** – *one of only five to be awarded to foreign firms*
- **Expansion of structured equity offering** – products over Korean, Taiwanese, Singaporean and Japanese markets
- **Korean securities funds management JV** – AUM (Macquarie share) up 62% to $3.5b
- Post balance date:
  - **TMB** – stockbroking and investment banking in Thailand
  - **Macquarie International Infrastructure Fund** – $S800m IPO on Singapore stock exchange
  - **Korean acquisitions** – Korean Independent Energy Corporation - 50%, Korean digital cable operator CJ CableNet and Incheon Grand Bridge
  - ***China property*** – *acquisition of nine retail malls*
  - **India** – commencing stockbroking and corporate finance

Income in Asia – up by 96% to $408m



450
400
350
300
250
200
150
100
50
0
$m
Asia
2004
2005

Excluding earnings on capital

Major strategic achievements – the Americas

- → **Macquarie Infrastructure Company** (MIC) – $US535m IPO, New York Stock Exchange
- → **Chicago Skyway** – acquired by MIG-Cintra consortium for $US1.8b
- → Macquarie Property and JV partners – acquired **$US5.5b of property** including
  - → MCW with Regency Centers - $US2.8b portfolio of **US shopping centres**
  - → MOF - takeover of $1.3b **Principal America Office Trust**
- → **Macquarie Power Income Fund** (MPT) – $C212m IPO, Toronto Stock Exchange
- → **Leisureworld** – Canadian aged care provider acquired for $C528m, intended transfer to Macquarie-managed fund
- → **No.1 for overall research/sales quality** in **Australian equities***
- → **Commodities growth** – strong growth in cotton and oil and gas financing; energy derivatives teams established in NY and Houston

*Greenwich

Income in the Americas – up by 109% to $376m


400
350
300
250
200
150
100
50
0
$m
America
2004
2005

Excluding earnings on capital



Income in Australia and New Zealand – up by 41% to $2,220m



2500
2000
1500
1000
500
0
$m
Aust/NZ
2004
2005

Excluding earnings on capital



Total income up 54% International income up 83%



$m
4000
3500
3000
2500
2000
1500
1000
500
0
2000
2001
2002
2003
2004
2005
$2.4b
$3.7b
International
Domestic
Earnings on capital

Excludes earnings on capital

Operating income is diversified

All business segments grew


Investment banking 34%
Mergers and acquisitions, advisory and underwriting
Up 63% on pcp
Institutional stockbroking
Financial products
Asset & wealth management 36%
Infrastructure, property and other specialist funds
Up 81% on pcp*
Retail and wholesale funds management and private client broking
Banking and securitised lending
Equipment and other leasing
Up 46% on pcp
Property lending
Other lending
Lending 13%
Commodities
Equity derivatives
FX, futures, treasury and debt markets
Up 11% on pcp**
Financial markets 17%

Year ended 31 March 2005

* Includes profit on formation of MGQ. **Includes changes in asset values and realisation of investment in East African Gold Mines in prior year.

Decrease in expense to income ratio


Expense to income (%)
80
78
76
74
72
70
68
66
64
62
77.9
77.8
74.9
71.2
68.2 *
2001
2002
2003
2004
2005

* Excluding income and expenses associated with the formation of MGQ, expense/income ratio was 69.2%

Fund raisings

$16.6b raised since April 2004

Approx 45% from international investors



$b
17
16
15
14
13
12
11
10
9
8
7
6
5
4
3
2
1
0

Fund	Raising ($m)	Predominant locale of investors
MEIF	1,457	Europe & North America
ConnectEast	1,092	Australia
MAP	1,041	Australia & International
MCG	1,023	Australia
MCQ	1,000	Australia
MCW	978	Australia
MIC	853	USA & Australia
Four Corners	842	USA
MIG	791	Australia
KRIF	764	Korea
MOF*	761	Australia
DUET	659	Australia
MIIF	649	Singapore
MGQ	458	Australia
GIF II	388	Australia
MDT	370	Australia
Ascendas	315	Singapore
MPR	243	Australia
MPT	214	Canada
AIIF	135	South Africa
MPG	107	Australia
Other	1,271	Australia & International

Funds raised by Macquarie and joint venture fund manager partners. Fund Raisings between 1 April 2004 and 30 June 2005.

*Estimated value of MOF units issued to Principal America Office Trust (PAO) unitholders as part of the consideration in acquiring PAO units.

Managing important assets across the globe

Acquired post 1 April 2004

Acquired prior to 1 April 2004



USA
Detroit Windsor Tunnel
SR125 South
Chicago Skyway
Parking Company of America
AvPORTS
Atlantic Aviation
Michigan Electric Transmission Co.
Thermal Chicago
Northwind Aladdin
Macquarie DDR **
Macquarie ProLogis **
Macquarie CountryWide **
Macquarie Office**
Portugal
Tagus Crossings
Macquarie Global Property Advisors
Spain
Macquarie Global Property Advisors
UK
M6 Toll
M1-A1 Link
Bristol Airport
Birmingham Airport
Exeter Airport*
South East Water
Wales & West Utilities
NM Renewable Energy
Energy Power Resources UK
Macquarie Global Prop. Adv.
Arqiva (formerly NTL Broadcast)
BBC Broadcast*
Wightlink*
South Korea
Soojungsan Tunnel
Kwangju 2nd Beltway Section 1 & 3
Daegu-Busan Expressway
Baekyang Tunnel
Machang Bridge
Incheon Expressway
Cheonan Nonsan Expressway
Seoul Chuncheon Expressway
Woomyeonsan Tunnel*
Daegu East
Seoul Subway #9
Incheon Grand Bridge*
Kukdong Building
Schroder Asian properties
Macquarie Global Property Advisors
Korean Independent Energy Corp.*
CJ CableNet*
Canada
407 ETR
AltaLink
Cardinal Power
Sea to Sky
Leisureworld*
Mexico
Macquarie ProLogis **
Italy
Rome Airport
France, Luxembourg
Macquarie Global Property Advisors
Netherlands
NRE Holdings
Yellow Brick Road*
China
First China Property Group
Macquarie Global Prop. Adv.
Retail malls*
Hong Kong
Schroder Asian properties
Macquarie Global Property Advisors
Singapore
Schroder Asian properties
Ascendas – Macq. Goodman
Japan
Hakone Turnpike
Schroder Asian properties
Macquarie Global Property Advisors
New Zealand
Macquarie Goodman **
Macquarie CountryWide **
Eldercare*
Sweden
Arlanda Express
Energy Power Resources Europe
South Africa
N3 Toll
N4 Maputo Toll
Bakwena Platinum Corridor
Germany
Warnow Tunnel
Macquarie Global Property Advisors
Belgium
Macquarie Global Property Advisors
Brussels Airport
Australia
Gorodok Ethane Pipeline
Prospect Water
Dampier – Bunbury
Multinet
United Energy Distrib.
AlintaGas Networks
Broadcast Australia
Macquarie Regional Radioworks
Transtoll
Macquarie Direct Property
MREEF
M1 (Eastern Distributor), M2, M4, M5, Westlink M7
Eastlink
Melbourne CityLink
Airtrain Citylink
Asia Pacific Transport
Macquarie Direct Inv
Retirement Care Australia
Sydney Airport
Macquarie Office
Macquarie CountryWide **
Macquarie Leisure **
Macquarie Goodman **

In some cases, Macquarie or Macquarie managed fund has partial interest in asset

* Subject to financial and customary closing arrangements

** Some additional assets acquired since 1 April 2004

Roads Property Airports Communications Utilities Transport services Other



Seed assets are being recycled


$m
1000
900
800
700
600
500
400
300
200
100
0
Altalink
Bristol Airport
US REIT (MPR)
Broadcast Australia
1 Martin Place
Michigan Electric Transmission Company
South East Water
Arlanda Express
Atlantic Aviation
Radio assets
District Energy
Wales & West
Renewable Energy
NTL UK
Brussels Airport
Korean assets
Radio assets
Jan 01
Mar 01
May 01
Jul 01
Sep 01
Nov 01
Jan 02
Mar 02
May 02
Jul 02
Sep 02
Nov 02
Jan 03
Mar 03
May 03
Jul 03
Sep 03
Nov 03
Jan 04
Mar 04
May 04
Jul 04
Sep 04
Nov 04
Jan 05
Mar 05
May 05
Jul 05

*Economic exposure following financial close of assets held with the intention that they will be transferred into a fund. Excludes commitments. At July 2005.



Equity investments – unrealised gain

Market value is $569m above historical cost


$Am
3,000
2,500
2,000
1,500
1,000
500
0
Historical cost*
Market value
2000
2001
2002
2003
2004
2005

For unlisted investments, market value is assumed to equal book value. For listed investments, market value is based on share prices at 31 March 2005. *Information in this graph has not been adjusted for IFRS impacts

Profit for the first quarter well up on prior corresponding period across the Bank

- → Continuation of generally good market conditions
- → All Groups up on prior corresponding period
- → Performance fees a major driver
- → International income around 44% of total
- → Assets under management $94b, up 6% from March 2005

Market conditions: April – July 2005

- → Equity markets
  - → Australian & Asian secondary market and equity derivatives activity *remains strong, in most cases ahead of pcp*
  - → Australian retail – volumes up on pcp but down on prior quarter
  - → Fewer IPOs and underwritings
- → M&A activity down
- → Foreign exchange and commodity markets remain volatile with good volumes
- → Australian property market
  - → Residential – continued weakening, especially in investment sector
  - → Non residential – remains strong in most sectors
- → Lending margins have been relatively stable
- → Credit quality remains good
- → Corporate confidence remains satisfactory

Medium term outlook

- → We continue to be well placed due to:
  - → Good businesses
  - → Diversification
  - → Benefits of strategic initiatives
  - → Committed quality staff
  - → Effective prudential controls
- → Subject to market conditions not deteriorating materially, we expect:
  - → Continued growth in revenue and earnings across most businesses over time
  - → Continued good growth in international businesses

Macquarie Bank Limited 2005 Annual General Meeting

28 July 2005

Glossary

Glossary

AIIF	African Infrastructure Investment Fund
ASX	Australian Stock Exchange
AUM	Assets Under Management
BPG	Banking and Property Group
CMT	Cash Management Trust
DUET	Diversified Utility and Energy Trusts
EMG	Equity Markets Group
EPS	Earnings Per Share
FMG	Funds Management Group
FSG	Financial Services Group
FY	Full Year
GIF II	Global Infrastructure Fund II
IBG	Investment Banking Group
IFRS	International Financial Reporting Standards
IPO	Initial Public Offering
JV	Joint Venture
KRIF	Korean Road Infrastructure Fund
M&A	Mergers and Acquisitions

MACQUARIE BANK

MACQUARIE BANK ANNUAL GENERAL MEETING
CHAIRMAN'S ADDRESS
THURSDAY 28 JULY 2005
WESTIN HOTEL, SYDNEY

(CHECK AGAINST DELIVERY)

GOOD MORNING LADIES AND GENTLEMEN.

I'M DAVID CLARKE, THE CHAIRMAN OF MACQUARIE BANK AND I WILL BE CHAIRING YOUR MEETING TODAY.

THE COMPANY SECRETARY HAS CONFIRMED THAT A QUORUM IS PRESENT, SO I FORMALLY DECLARE THE MEETING OPEN.

I WOULD LIKE TO START BY WELCOMING ALL OF YOU TO THE 2005 ANNUAL GENERAL MEETING.

AS WELL AS THOSE SHAREHOLDERS PRESENT IN PERSON, THE HOLDERS OF 160 MILLION SHARES, OR APPROXIMATELY 71 PER CENT OF THE BANK'S ORDINARY SHARE CAPITAL, ARE REPRESENTED BY PROXIES.

BEFORE WE GET UNDERWAY WITH THE FORMAL BUSINESS, I WOULD LIKE TO INTRODUCE MEMBERS OF OUR BOARD OF DIRECTORS AND SOME OF OUR SENIOR EXECUTIVES.

ON MY LEFT IS YOUR MANAGING DIRECTOR ALLAN MOSS.

I WOULD ASK THAT YOU SAVE ANY QUESTIONS AND COMMENTS UNTIL THE COMPLETION OF THE FORMAL ADDRESSES.

AT THE END OF THE FORMAL PART OF THE MEETING, ALL SHAREHOLDERS ARE INVITED TO JOIN US FOR A CUP OF TEA OR COFFEE AND SANDWICHES IN THE FOYER OUTSIDE.

TURNING NOW TO THE RESULTS, MACQUARIE BANK REPORTED AN AFTER TAX PROFIT OF $823 MILLION FOR THE YEAR TO 31 MARCH 2005, A 67 PER CENT INCREASE OVER THE PREVIOUS YEAR.

THIS FIGURE INCLUDED A ONE-OFF GAIN OF $91 MILLION ARISING FROM THE FORMATION OF THE MACQUARIE GOODMAN GROUP, WHICH I WILL EXPAND UPON LATER.

EVEN WITHOUT THIS GAIN, NET PROFIT ROSE 48 PER CENT TO $732 MILLION.

THIS IS AN EXCEPTIONAL RESULT, WHICH MARKS OUR THIRTEENTH SUCCESSIVE YEAR OF PROFIT GROWTH.

EARNINGS PER SHARE INCREASED BY 61 PER CENT DURING THE YEAR TO $3.75 PER SHARE.

CHIEF AMONG THEM IS THE SUBSTANTIAL GROWTH IN OUR INTERNATIONAL ACTIVITIES, WHICH RESULTED IN AN 83 PER CENT INCREASE IN INTERNATIONAL REVENUE TO $1.3 BILLION.

THIS GROWTH OCCURRED PARTICULARLY IN OUR INFRASTRUCTURE AND SPECIALISED FUNDS BUSINESS, WITH NEW FUNDS BEING ESTABLISHED IN EUROPE, CANADA AND THE UNITED STATES.

INTERNATIONAL BUSINESS LAST YEAR ACCOUNTED FOR 37 PER CENT OF THE BANK'S TOTAL INCOME AND OUR INTERNATIONAL STAFF NUMBERS HAVE ALSO RISEN TO ACCOMMODATE THIS INCREASED ACTIVITY.

THERE WERE MANY SIGNIFICANT INTERNATIONAL ACHIEVEMENTS DURING THE YEAR, WHICH ALLAN MOSS WILL EXPAND ON IN HIS ADDRESS.

ANOTHER FEATURE OF OUR RESULT WAS THE RECORD PERFORMANCE REPORTED BY EVERY ONE OF OUR BUSINESS GROUPS.

THIS IS AN OUTSTANDING ACHIEVEMENT IN ITSELF AND REFLECTS THE INCREASING DIVERSITY OF OUR BUSINESS ACTIVITIES, BOTH GEOGRAPHICALLY AND IN A PRODUCT SENSE.

OTHER ASSET REALISATIONS CONTRIBUTED SIGNIFICANTLY TO THE BANK'S REVENUE AND, AGAIN, REPRESENT OUR INVESTMENT IN OPPORTUNITIES OVER TIME.

LET ME TURN NOW TO SOME OF THE INDIVIDUAL BUSINESS GROUP'S ACHIEVEMENTS.

WE WERE SUCCESSFUL IN A GREATER NUMBER OF INVESTMENT BANKING AND FUND RELATED TRANSACTIONS THAN IN PREVIOUS YEARS.

WE DIVERSIFIED OUR EQUITY DERIVATIVES PRODUCT RANGE, PROVIDING UNDERLYING STRENGTH TO THAT BUSINESS.

IT WAS ALSO AN EXCELLENT YEAR FOR INSTITUTIONAL STOCKBROKING IN AUSTRALIAN AND ASIAN STOCKS, ENABLING US TO CAPITALISE ON OUR RECENT ACQUISITION OF THE ING ASIAN EQUITIES BUSINESS.

IN ADDITION TO THESE DEVELOPMENTS, OUR TREASURY AND COMMODITIES BUSINESSES CONTINUED TO ACHIEVE BROADLY BASED GROWTH, WHILE RETAIL FINANCIAL SERVICES BENEFITED FROM FAVOURABLE MARKET CONDITIONS AND A CONTINUING FOCUS ON COST MANAGEMENT.

INSTEAD, WE HAVE FOCUSED ON SPECIFIC OPPORTUNITIES OVERSEAS, TARGETING PARTICULAR MARKETS OR PRODUCT LINES.

WE HAVE BEEN ABLE TO DO THIS BY UTILISING THE SKILLS AND EXPERTISE WE HAVE CULTIVATED OVER MANY YEARS IN THE FIERCELY COMPETITIVE AUSTRALIAN FINANCIAL SERVICES MARKET.

THIS TARGETED APPROACH ALLOWS US THE FLEXIBILITY TO ENTER NEW MARKETS AS OPPORTUNITIES ARISE AND THE ABILITY TO RESPOND TO THE SPECIALIST REQUIREMENTS OF INDIVIDUAL MARKETS AROUND THE WORLD.

IN THE ASIA PACIFIC REGION, WE LOOK TO PROVIDE A BROAD INVESTMENT BANKING SERVICE THAT FALLS SOMEWHERE BETWEEN THE FULL-SERVICE MODEL OFFERED IN AUSTRALIA AND THE TARGETED APPROACH APPLIED FURTHER AFIELD.

USING THESE DIFFERENT STRATEGIES, MACQUARIE HAS DEVELOPED AN EXTENSIVE GLOBAL FOOTPRINT.

IT IS WORTH REMEMBERING THAT WHEN THE BANK WAS PUBLICLY LISTED JUST NINE YEARS AGO, WE ONLY HAD AROUND 100 OVERSEAS STAFF AND OUR INTERNATIONAL INCOME WAS LESS THAN $35 MILLION PER ANNUM.

THE DEVELOPMENT OF CHINA AND INDIA PRESENT AN EXCITING OPPORTUNITY FOR AUSTRALIA AND ALSO FOR MACQUARIE BANK.

MACQUARIE HAS BEEN CONDUCTING VARIOUS BUSINESSES IN CHINA SINCE 1995 AND RECENTLY OPENED A CORPORATE FINANCE OFFICE IN BEIJING.

THE BANK AND A SYNDICATE OF INSTITUTIONAL INVESTORS YESTERDAY ANNOUNCED THE PURCHASE OF A PORTFOLIO OF NINE RETAIL MALLS IN THE PEOPLE'S REPUBLIC OF CHINA FROM A SIGNIFICANT LOCAL PROPERTY OWNER.

THE PROPERTIES ARE LOCATED IN MAJOR SHOPPING PRECINCTS AND ARE UNDERPINNED BY LONG TERM LEASES TO A STRONG MIX OF TENANTS.

THE BANK IS CURRENTLY INVESTIGATING A NUMBER OF OPTIONS FOR DEALING WITH ITS INTEREST IN THE PROPERTIES INCLUDING THE POSSIBLE PARTIAL TRANSFER INTO TO A MACQUARIE MANAGED FUND.

WE ARE ALSO PLEASED TO ANNOUNCE TODAY THE EXPANSION OF OUR STOCKBROKING AND CORPORATE FINANCE PRESENCE INTO INDIA.

WE STRIVE FOR PROFITABILITY, WE WORK HARD TO DELIVER VALUE TO OUR CLIENTS, WE AIM TO OBSERVE THE HIGHEST STANDARDS, WE ACT WITH INTEGRITY, WE ENCOURAGE TEAMWORK AMONGST OUR PEOPLE AND WE ASPIRE TO PROVIDE FULFILMENT TO ALL OUR STAFF.

SECONDLY, WE SEEK TO STRIKE AN APPROPRIATE BALANCE BETWEEN ENTREPRENEURIAL ENDEAVOUR AND PRUDENT RISK MANAGEMENT.

THIS IS A DIFFICULT BALANCE TO ACHIEVE AND A UNIQUE FEATURE OF MACQUARIE'S SUCCESS.

THIRDLY, WE HAVE PUT IN PLACE REMUNERATION SYSTEMS THAT REWARD SUCCESS AND ENCOURAGE LONG-TERM COMMITMENT FROM OUR STAFF AND WHICH ALIGN THEIR INTERESTS WITH THOSE OF OUR SHAREHOLDERS.

THIS STRATEGY HAS HELPED US DELIVER CONSISTENTLY STRONG BENEFITS FOR OUR CLIENTS, OUR SHAREHOLDERS AND OUR STAFF.

I WILL FOCUS ON TWO OF THESE AREAS – RISK MANAGEMENT AND STAFF REMUNERATION – IN GREATER DETAIL.

THESE PROCESSES ALLOW FOR DAILY MONITORING OF CREDIT AND MARKET RISKS, CONTINUOUS ASSESSMENT OF BUSINESS ACTIVITIES AND CENTRALISED PRUDENTIAL MANAGEMENT.

WE EMPLOY A CONSERVATIVE CAPITAL POLICY THAT ENABLES US TO SUPPORT NEW AND EXISTING BUSINESS INITIATIVES, WHILE MAINTAINING OUR HIGH CREDIT RATING.

WE HAVE A DIVERSIFIED BUSINESS BASE THAT MINIMISES RISK BY ENSURING WE ARE NOT DEPENDENT ON ANY ONE MARKET OR ANY ONE PRODUCT.

AND FINALLY, WE BELIEVE THAT OUR STAFF HAVE THE BUSINESS EXPERTISE TO RECOGNISE AND MANAGE RISK APPROPRIATELY.

THROUGH THESE MEASURES, WE CAN ALLOW OUR STAFF TO PURSUE A WIDE VARIETY OF BUSINESS OPPORTUNITIES, WHILE ENSURING THAT WE HAVE SAFETY NETS IN PLACE.

IN OUR INTERNATIONAL ACTIVITIES, WE TAKE FURTHER PRECAUTIONS.

FIRSTLY, WE ENTER MARKETS ONLY WHERE WE BELIEVE THAT WE HAVE THE CAPACITY TO ADD SPECIAL VALUE.

WE RECOGNISE THAT AS A DIVERSIFIED FINANCIAL SERVICES PROVIDER, OUR PERFORMANCE DEPENDS, MORE THAN ANYTHING ELSE, ON THE SKILL, EXPERIENCE AND CALIBRE OF OUR STAFF.

AFTER ALL, IT IS OUR STAFF WHO DELIVER THE RESULTS WHICH YOU AS SHAREHOLDERS ENJOY.

THEY ARE THE PEOPLE WHO DEVELOP THE SERVICES, ESTABLISH THE MARKETS AND BUILD THE BUSINESSES ON WHICH OUR GROWTH IS BASED.

MACQUARIE HAS ALWAYS FOCUSED HEAVILY ON ATTRACTING AND RETAINING THE BEST PEOPLE – AND TO DO THAT, WE HAVE TO COMPETE IN A GLOBAL EMPLOYMENT MARKET AGAINST INTERNATIONAL INVESTMENT BANKS.

THE TALENTED PEOPLE THAT WE SEEK TO ATTRACT HAVE MANY OPTIONS AVAILABLE TO THEM IN THE DEVELOPMENT OF THEIR CAREERS.

WE AIM TO UTILISE THEIR TALENTS EFFECTIVELY IN BUILDING BUSINESSES FOR MACQUARIE.

WHILE THE BUSINESS EFFORTS OF OUR STAFF ARE WIDELY KNOWN AND REPORTED, WHAT IS LESS WELL KNOWN IS THE EXTENT TO WHICH THEY ENGAGE WITH THEIR COMMUNITIES.

AS ONE OF THE PIONEERS OF CORPORATE PHILANTHROPY IN AUSTRALIA, MACQUARIE HAS PROVIDED COMMUNITY SUPPORT FOR MORE THAN 35 YEARS.

OUR STAFF ARE INTEGRAL TO THESE ENDEAVOURS AND THE MACQUARIE BANK FOUNDATION HAS A RANGE OF PROGRAMS DESIGNED TO ENCOURAGE AND SUPPORT THEM IN THEIR COMMUNITY ACTIVITIES.

ONE SUCH PROGRAM IS THE MACQUARIE VOLUNTEER OF THE YEAR AWARDS, WHICH RECOGNISE OUTSTANDING COMMUNITY CONTRIBUTIONS BY OUR STAFF.

LAST YEAR'S WINNERS HIGHLIGHT THE DEPTH OF OUR STAFF'S COMMUNITY CONTRIBUTIONS AROUND THE WORLD.

HERE IN SYDNEY, MACQUARIE STAFF INITIATED THE BIG BUDDY READING PROGRAM, WHERE THEY REGULARLY READ TO PUPILS AT DARLINGHURST PUBLIC SCHOOL

OUR SUCCESS IN THIS AREA IS HIGHLIGHTED BY THE RETURNS WE HAVE DELIVERED TO SHAREHOLDERS SINCE MACQUARIE BANK SHARES WERE LISTED ON THE AUSTRALIAN STOCK EXCHANGE IN 1996.

OVER THAT PERIOD, MACQUARIE BANK HAS DELIVERED TOTAL RETURNS IN EXCESS OF 1,300 PER CENT.

PUT ANOTHER WAY, $1,000 INVESTED IN MACQUARIE BANK IN 1996 WOULD BE WORTH $14,050 TODAY, TAKING INTO ACCOUNT THE INCREASE IN THE SHARE PRICE OVER THAT PERIOD AND ASSUMING THE REINVESTMENT OF DIVIDENDS.

THIS IS WELL IN EXCESS OF THE BENCHMARK INDEX AND MEANS MACQUARIE HAS OUT-PERFORMED ALL OF THE STOCKS THAT COMPRISED THE TOP 50 COMPANIES THAT WERE LISTED ON ASX WHEN OUR SHARES FIRST CAME TO THE ASX BOARDS.

INVESTORS IN MACQUARIE'S LISTED INFRASTRUCTURE AND PROPERTY FUNDS HAVE ALSO ENJOYED STRONG RETURNS.

OUR LISTED FUNDS, BOTH IN AUSTRALIA AND INTERNATIONALLY, HAVE DELIVERED TOTAL SHAREHOLDER RETURNS OF MORE THAN 450 PER CENT SINCE DECEMBER 1995.

AND IN GLOBAL TERMS, IT WOULD COME IN AT NUMBER 133 ON THE LIST OF THE WORLD'S LARGEST COMPANIES.

THIS IS AN EXTRAORDINARY ACHIEVEMENT, WHICH REFLECTS THE GROWTH WHICH OUR STRATEGIES HAVE DELIVERED OVER THE COURSE OF OUR HISTORY.

WE REMAIN COMMITTED, AS ALWAYS, TO BUILDING ON THAT SUCCESS, TO THE BENEFIT OF THE CLIENTS WE SERVE, THE SHAREHOLDERS WE REPRESENT AND THE COMMUNITIES OF WHICH WE ARE A PART.

I WILL NOW HAND OVER TO ALLAN MOSS.